Exhibit (c)(1)

               Excerpt incorporated by reference from Pages 15-16
         of the Proxy Statement of TSI Incorporated dated July 2, 1999

EMPLOYMENT CONTRACTS

TSI does not have long-term employment contracts with its executive officers. At its June 16, 1999, board meeting, your Board approved stay in place agreements for each of the three executive officers (Messrs. Doubles, Gallagher and Nystrom). The Board did not approve these arrangements as an anti-takeover device although Mr. Fauth may characterize these as such. These agreements are designed to encourage the executive officers' continued employment with TSI notwithstanding offers which may come to them during the current period of instability caused by Mr. Fauth's actions. Under the terms approved by your Board, in the event of a change of control, these executive officers will be entitled to receive as severance upon a constructive discharge of their employment without cause, a lump sum payment based upon their current compensation and fringe benefits (exclusive of stock options). With respect to Mr. Doubles, the severance would be equal to two years compensation and fringe benefits if a constructive discharge is within one year of the change in control, and one year compensation and fringe benefits if a constructive discharge is between one and two years after the change of control. With respect to Messrs. Gallagher and Nystrom, the severance would be equal to one years compensation and fringe benefits if a constructive discharge is within one year of the change of control, and six months compensation and fringe benefits if a constructive discharge is between one and two years of the change in control. TSI is currently negotiating terms of these agreements with the officers. Based upon the terms approved by the Board, a constructive discharge within one year after change of control would require payments estimated a $626,000, $184,000, $124,000 for Messrs. Doubles, Gallagher and Nystrom, respectively.